Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Arizona Premium Income Municipal Fund

811-07278



The Board of the above referenced Fund approved changes to the Funds investment policies regarding AMT Bonds. The
Fund changed its existing AMT policy from no more than 30% in AMT-eligible municipal securities to no more than 20% invested in AMT-eligible municipal securities.